601 Lexington Avenue
New York, New York  10022

(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 7, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Perry Hindin

Special Counsel, Office of Mergers & Acquisitions

Re:                        Affinity Gaming
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2013
File No. 000-54085

Dear Mr. Hindin:

This letter is being furnished on behalf of Affinity Gaming, a Nevada corporation (the “Company”), in response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that was provided in a telephone conversation on May 6, 2013 between myself and Mr. Perry Hindin of the Staff with respect to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 000-54085) (the “Proxy Statement”) that was filed on April 18, 2013.

The Staff’s comment has been included in this letter in bold and italics for your convenience.  For your convenience, we have also set forth the Company’s response immediately below the comment.

In addition, on behalf of the Company, we are hereby filing an additional Definitive Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).  The Revised Proxy Statement has been filed to reflect the Company’s response to the oral comment from the Staff.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Background to Board Endorsement of Nominees and Potential Contested Solicitation

1.            In the second paragraph at the top of page 16, we note the statements that “Such Stockholders expressed to the Board that they supported the Proposed Nominees and the proposal to increase the size of the Board from five to seven seats.  Such Stockholders also expressed their opposition to the nomination of Z Capital’s nominees.”  Please advise how such statements are consistent with the prohibition against communications containing false and misleading statements or material omissions with respect to making claims regarding the results of the solicitation.  Please refer to Exchange Act Rule 14a-9 including Note (d).

Response:  We respectfully advise the Staff that based upon the Staff’s comment, the Company will file the Revised Proxy Statement, which will include an explanatory note clarifying that the two statements contained in the second paragraph at the top of page 16 of the Proxy Statement, is in no way intended to mean that there are any formal agreements or  arrangements with respect to how any such stockholders will vote at our upcoming Annual Meeting and that there is no guarantee as to how any such stockholder will actually vote.

U.S. Securities and Exchange Commission
Division of Corporation Finance

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague, Joshua N. Korff at (212) 446-4943, at your earliest convenience.

Sincerely,

/s/ Jason K. Zachary

Jason K. Zachary
Kirkland & Ellis LLP

Cc:                          David D. Ross, Chief Executive Officer
Marc H. Rubinstein, Senior Vice President, General Counsel and Secretary